SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.     )*

Navidea Biopharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

640518106

(CUSIP Number)

Joseph SanFilippo

Chief Financial Officer

Platinum Management (NY) LLC

250 West 55th Street, 14th Floor

New York, New York 10019

(212) 582-2222

With copies to:

Morris F. DeFeo, Jr., Esq.

Crowell & Moring LLP

1001 Pennsylvania Ave, NW

Washington, DC 20004-2595

(202) 624-2500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 23, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 640518106

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Platinum Partners Value Arbitrage Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,748,890
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,748,890
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,748,890
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.59%
14	TYPE OF REPORTING PERSON PN

Page 2 of 10 pages

CUSIP No.: 640518106

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Platinum Management (NY) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 13,748,890
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 13,748,890
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 13,748,890
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.59%
14	TYPE OF REPORTING PERSON OO

Page 3 of 10 pages

CUSIP No.: 640518106

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Platinum Partners Liquid Opportunity Master Fund L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,581,193
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,581,193
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,581,193
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.99%
14	TYPE OF REPORTING PERSON PN

Page 4 of 10 pages

CUSIP No.: 640518106

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Platinum Liquid Opportunity Management (NY) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,581,193
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,581,193
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,581,193
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.99%
14	TYPE OF REPORTING PERSON OO

Page 5 of 10 pages

CUSIP No.: 640518106

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mark Nordlicht
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 15,330,083
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 15,330,083
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,330,083
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.58%
14	TYPE OF REPORTING PERSON IN

Page 6 of 10 pages

EXPLANATORY NOTE

This Statement on Schedule 13D reflects, that as of February 23, 2016, the Reporting Persons are disclosing their beneficial ownership in Navidea Biopharmaceuticals, Inc. (“Navidea” or the “Issuer”) on Schedule 13D instead of Schedule 13G. The Reporting Persons previously disclosed their beneficial ownership in Navidea on Schedule 13G as filed with the Securities and Exchange Commission (the “SEC”) on February 20, 2015.

ITEM 1.	Security and Issuer.

This statement relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Navidea, with its principal executive offices located at 5600 Blazer Parkway, Suite 200, Dublin, Ohio 43017.

ITEM 2.	Identity and Background.

(a) This statement is filed by Platinum Partners Value Arbitrage Fund L.P., a Cayman Islands exempted limited partnership (“PPVA”), Platinum Management (NY) LLC, a Delaware limited liability company (“Platinum Management”), Platinum Partners Liquid Opportunity Master Fund LP, a Cayman Islands exempted limited partnership (“PPLO”), Platinum Liquid Opportunity Management (NY) LLC, a Delaware limited liability company (“Platinum Liquid Management”), and Mark Nordlicht. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

Platinum Management is the investment manager and general partner of PPVA. Platinum Liquid Management is the investment manager of PPLO. Mark Nordlicht is the Chief Investment Officer of each of Platinum Liquid Management and Platinum Management. By virtue of these relationships, each of Platinum Liquid Management and Mark Nordlicht may be deemed to beneficially own the Shares owned directly and beneficially by PPLO, and each of Platinum Management and Mark Nordlicht may be deemed to beneficially own the Shares owned directly and beneficially by PPVA.

(b) The business address of each of the Reporting Persons is 250 West 55th Street, 14th Floor, New York, NY 10019.

(c) The principal business of each of PPLO and PPVA is that of a private investment fund engaged in the purchase and sale of securities for its own account. The principal business of Platinum Liquid Management is serving as the investment manager of PPLO. The principal business of Platinum Management is serving as the investment manager and general partner of PPVA. The principal occupation of Mark Nordlicht is serving as the Chief Investment Officer of each of Platinum Liquid Management and Platinum Management.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of PPVA and PPLO is organized under the laws of the Cayman Islands. Each of Platinum Liquid Management and Platinum Management is organized under the laws of the State of Delaware. Mark Nordlicht is a citizen of the United States of America.

Page 7 of 10 pages

ITEM 3.	Source and Amount of Funds or Other Consideration.

A total of approximately $19,066,732 was paid to acquire the securities reported as beneficially owned by the Reporting Persons herein, and the Warrants were acquired pursuant to the Securities Exchange Agreement disclosed below in Item 5. The funds used to purchase these securities were obtained from the general working capital of PPLO and PPVA, and margin account borrowings made in the ordinary course of business, although the Reporting Persons cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.

ITEM 4.	Purpose of Transaction.

The Reporting Persons purchased the Common Stock based on the belief that such securities, when purchased, were undervalued and represented an attractive investment opportunity. Although no Reporting Person has any specific plan or proposal to acquire or dispose of the Common Stock, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Stock or dispose of any or all of its Common Stock depending upon an ongoing evaluation of the investment in the Common Stock, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Persons, and/or other investment considerations. The purpose of the acquisitions of the Common Stock was for investment, and the acquisitions of the Common Stock were made in the ordinary course of business and were not made for the purpose of acquiring control of the Issuer.

Consistent with their investment purpose, the Reporting Persons have engaged, and may continue to engage, in communications with one or more stockholders of the Issuer, one or more officers of the Issuer and/or one or more members of the board of directors of the Issuer and/or one or more representatives of the Issuer regarding the Issuer, including but not limited to its operations and plans of the Reporting Persons. In particular, the Reporting Persons have had preliminary discussions with the Issuer concerning among other things the composition of the Issuer’s board of directors. The Reporting Persons may discuss ideas that, if effected may result in a change in any of the following: the acquisition by persons of additional Common Stock of the Issuer, an extraordinary corporate transaction involving the Issuer, and/or other changes in the board of directors or management of the Issuer.

Except as disclosed above, none of the Reporting Persons has any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

ITEM 5.	Interest in Securities of the Issuer.

(a) The Reporting Persons collectively beneficially own 15,330,083 shares in the aggregate of Common Stock, which includes 4,365,280 shares of Common Stock issuable upon the exercise of the warrants described below. The shares of Common Stock beneficially owned by the Reporting Persons represent 9.58% percent of the outstanding shares of Common Stock. The 9.58% ownership calculation was based on the 156,666,583 shares of Common Stock reported by the Issuer as being outstanding as of February 2, 2016, as received from the Issuer in a communication dated March 3, 2016, plus the 4,365,280 shares of Common Stock issuable upon the exercise of the warrants described below. Each Reporting Person disclaims the beneficial ownership with respect to any shares of Common Stock other than the shares owned directly and of record by such Reporting Persons.

On August 20, 2015, as disclosed by the Issuer in a Current Report on Form 8-K filed with the SEC on August 26, 2015, pursuant to a Securities Exchange Agreement with the Issuer, PPVA exchanged 4,519 shares of Navidea’s Series B Convertible Preferred Stock for Warrants to acquire an aggregate of 14,777,130 shares of Common Stock at an exercise price per share of $0.01. The Warrants contain a blocker (the “9.99% Blocker”) that prevents the conversion or exercise thereof, as applicable, to the extent that such conversion or exercise, as applicable, would result in the holder and its affiliates together beneficially owning more than 9.99% of the outstanding shares of Common Stock, except on 61 days’ prior written notice to the Issuer that the holder waives

Page 8 of 10 pages

such limitation. As the current beneficial ownership of the Reporting Persons would not exceed 9.99% even if the Warrants were fully exercised, the Warrants are not excluded from the beneficial ownership calculation reported in this Item 5.

(b) Platinum Management and PPVA may be deemed to share the power to vote or direct the vote of and to dispose or direct the disposition of 13,748,890 shares of Common Stock reported herein as held by them. Platinum Liquid Management and PPLO may be deemed to share the power to vote or direct the vote of and to dispose or direct the disposition of the 1,581,193 shares of Common Stock reported herein as held by them. Mr. Nordlicht, in his capacity as Chief Investment Officer of Platinum Management and Platinum Liquid Management, may be deemed to share the power to vote or direct the vote of and to dispose or direct the disposition of the 15,330,083 shares of Common Stock in the aggregate reported herein as held by Platinum Management, PPVA, Platinum Liquid Management, and PPLO.

(c) A list of the transactions in the Issuer’s Common Stock effected by the Reporting Persons during the past sixty days is attached hereto as Exhibit 99.2.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

None of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer, except for the Warrants to purchase Common Stock of the Issuer as set forth above in Item 5.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit 99.1 – Joint Filing Agreement

Exhibit 99.2 – List of the transactions in the Issuer’s Common Stock that were effected by the Reporting Persons during the past sixty days

Page 9 of 10 pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated: March 9, 2016

PLATINUM PARTNERS VALUE ARBITRAGE FUND L.P.

By:	Platinum Management (NY) LLC, as Investment Manager

By:	/s/ Joseph SanFilippo
	Name:	Joseph SanFilippo
	Title:	Chief Financial Officer

PLATINUM MANAGEMENT (NY) LLC

By:	/s/ Joseph SanFilippo
	Name:	Joseph SanFilippo
	Title:	Chief Financial Officer

PLATINUM PARTNERS LIQUID OPPORTUNITY MASTER FUND LP

By:	Platinum Liquid Opportunity Management (NY) LLC, as Investment Manager

By:	/s/ Joseph SanFilippo
	Name:	Joseph SanFilippo
	Title:	Chief Financial Officer

PLATINUM LIQUID OPPORTUNITY MANAGEMENT (NY) LLC

By:	/s/ Joseph SanFilippo
	Name:	Joseph SanFilippo
	Title:	Chief Financial Officer

/s/ Mark Nordlicht
MARK NORDLICHT

Page 10 of 10 pages